Exhibit 3b

 FIRST AMENDMENT TO THE ADMINISTRATIVE SERVICES AGREEMENT

This document is an Amendment to the Administrative Services Agreement (hereinafter the "Agreement") dated September 1, 2000 between Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company (hereinafter collectively referred to as "NWL") and Waddell & Reed, Inc. (hereinafter "Waddell & Reed").

The primary purpose of this Amendment is to permit NWL to create, host and maintain an internet site at "www.nationwidefinancial.com/waddellreed" (the "Web Site") to assist Waddell and Reed in supporting the distribution and administration of the annuity, variable life, and pension products defined in the Agreement ("Products").

                            TERMS
1. Waddell and Reed expressly authorize NWL, subject to the terms of this Amendment, to maintain and host the Web
  Site pursuant to the following:

  a. NWL shall have sole control over the Web Site. Both parties agree that NWL will conduct regular performance updates and Web Site enhancements in accordance with applicable law. Modifications in the Web Site shall be deemed approved if Waddell and Reed fails, within 10 business days after such modifications have been provided to Waddell & Reed, to object in writing to NWL's Web Site changes. In the event Waddell and Reed objects to certain updates or enhancements, the parties shall negotiate in good faith, without penalty, and agree in writing to a Web Site solution acceptable to both parties.

  b. NWL shall be responsible for compliance with all applicable state and federal laws pertaining to the Web Site, except for the form and content of materials created by and obtained from Waddell & Reed, and for compliance with the security, privacy and user access policies of the Web Site

  c. No compensation shall be paid under this Amendment, and each party shall bear its own costs with respect to the creation, maintenance and operation of the Web Site.

2. Both parties expressly agree that the indemnifications and representations of the Agreement are extended to include the Web Site activities. In additions, the following acknowledgments and representations are made, specifically relating to the Web Site:

  a. Ownership of the Web Site. As between Waddell & Reed and NWL, Waddel & Reed acknowledges that NWL is the exclusive owner of the Web Site, its services and content. NWL acknowledges that content given to NWL by Waddell & Reed for the Web Site shall remain the property of Waddell & Reed or its licensor. Neither NWL nor Waddell & Reed shall have any rights in the other party's content other than the limited right to use such content as required to perform this Amendment.

  b. Since NWL has customized this particular Web Site for Waddell & Reed, Waddell & Reed hereby grants to NWL the nonexclusive, nontransferable , nonassignable right during the term of this Amendment to use (i.e., to copy, transmit, distribute, display and perform both privately and publicly), the Waddell & Reed icon , the Waddell & Reed name and any other related textual and graphic materials, if any, that are provided by Waddell & Reed to NWL for express purpose of inclusion on the Web Site.

  c. To further the purpose, and subject to the terms of this Amendment, each party hereby grants to the other party limited, non-exclusive, nonsublicenseable, royalty-free, worldwide license to use such party's trademarks, service marks, trade names, logos, or other commercial or product designations (collectively, the "Marks"). The owner of the Marks may terminate the foregoing license if, in it sole discretion, the licensee's use of the Marks does not conform to the owner's standards. Title to and ownership of the owner's Marks shall remain with the owner. The licensee shall not take any action inconsistent with the owner's ownership of the Marks and any benefit accruing from the use of such Marks shall automatically vest in the Owner.

  d. NWL shall acquire no ownership to Waddell & Reed's intellectual property rights by virtue of its inclusion of Waddell & Reed's trademark on the Web Site, nor shall Waddell & Reed acquire any rights in NWL's intellectual property or in NWL's ownership of the Web Site by its trademark's inclusion on the Web Site.

  e. Neither party makes any express or implied warranties to the other party with respect to the web site including, but not limited to, warranties of merchantability, fitness for a particular purpose, or that the operation of the web site will be uninterrupted or error-free. Neither party shall be liable to the other for loss of use, data, or profits, business interruption , or any other damages caused by forces outside of reasonable control, including by not limited to malicious codes, or resulting from interruptions or errors on the web site caused by interrupted communications, and/or hackers.

  f. Waddell & Reed warrants that any passwords or access devices provided to the web site are for the sole use of the General Agent or Agents, and shall no be provided to any consumers.

3. Waddell & Reed and NWL agree that customer's nonpublic personal information obtained from and provided to each party will be maintained as confidential, will be used for only the intent and purpose shared, and will comply with all laws relating to privacy, confidentiality, security and the handling of customer information which may from time to time be established.

4. Either party may terminate the Web Site relationship by 30 days written notice. There shall be no penalty associated with termination of this Agreement. Upon termination of the Web Site relationship, all rights, licenses, and privileges granted under this amendment shall automatically revert to the granting party



IN WITNESS WHEREOF, the parties here to execute this Amendment as of November 28, 2000.

NATIONWIDE LIFE INSURANCE     WADDELL & REED, INC.
COMPANY
NATIONWIDE LIFE AND ANNUITY
INSURANCE COMPANY
By: /s/Richard A. Karas       By:         /s/Thomas Butch
Title: President, NFS         Title: Senior Vice President
Distributors, Inc.
Date: 7/09/01                 Date: January 11, 2001